UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILVERGRAPH INTERNATIONAL, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

828378109

(CUSIP Number)

Michael Stone

18 Ozone Avenue

Venice, CA 90291

310-664-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Check the following box if a fee is being paid with this statement ☐

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

CUSIP No.  828378109

1.     Name of Reporting Persons:   Michael Stone

2.     Check the Appropriate Box If a Member of a Group

N/A

3.     SEC Use Only

4.     Source of Funds:   PF

5.     Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.     Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	3,169,580

8. Shared Voting Power	0

9. Sole Dispositive Power	3,169,580

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	3,169,580

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	5.16%

14. Type of Reporting Person	IN

Item 1.  Security and Issuer

Title: Common stock, $0.001 par value

Issuer: Silvergraph International, Inc. (the “Issuer”)

Address: 11919 Burke Street, Santa Fe Springs, CA 90670

Item 2.  Identity and Background

(a)

The name of the reporting person filing this Schedule 13D is Michael Stone.

(b)

Mr. Stone’s address is: 18 Ozone Avenue, Venice, CA 90291.

(c)

Mr. Stone is a business consultant and is President of Stone Consulting Services, Inc.

(d)

During the last five years Mr. Stone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years Mr. Stone was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Mr. Stone is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On January 31, 2007, the Issuer executed a convertible note with Mr. Stone in the amount of $200,000 which carried interest at the rate of 8 ½% per annum and was due August 31, 2008, and on October 2, 2008 the Issuer executed a convertible note with Mr. Stone in the amount of $12,500 which carried interest at the rate of 10% per annum and was due August 31, 2008 (the “Notes”).  On April 30, 2008 the Issuer converted the Notes  in the aggregate amount of $229,497, including principal and interest, at a conversion rate of $0.072 per share and issued 3,169,580 shares of common stock to Mr. Stone.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the common stock is investment.  Mr. Stone currently has no plan or proposal which relates to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material changes in the present capitalization or dividend policy of the Issuer,

(f)

any other material change in the issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

As of the date hereof, Mr. Stone beneficially owns 3,169,580 shares of common stock of the Issuer, or approximately 5.16%, of the outstanding shares of common stock.

(b)

Mr. Stone has sole voting and dispositive power with respect to the 3,169,580 shares of common stock.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2008	By: /s/ Michael Stone Michael Stone

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

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